SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

Joseph N. Sanberg

528 Palisades Dr. #545

Pacific Palisades, CA 90272

(310) 648-2102

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS Joseph N. Sanberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,293
	8	SHARED VOTING POWER 6,163,964 (1)
	9	SOLE DISPOSITIVE POWER 214,293
	10	SHARED DISPOSITIVE POWER 12,101,056 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,315,349 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects the voting caps in the Purchase Agreements (as defined below), which require RJB Partners LLC (of which Mr. Sanberg is managing member) and its affiliates under common control to vote all shares in excess of 19.9% of the Company’s outstanding voting securities in proportion with the Company’s other stockholders. As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners LLC (of which Mr. Sanberg is managing member) owns (i) 6,719,926 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 9,271,620 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. If the voting caps and the exercise caps discussed in footnote (2) below were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 1 to have shared voting power of 15,992,796 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(2)

Reflects exercise caps in the warrants purchased pursuant to the Purchase Agreements, which prohibit RJB Partners LLC (of which Mr. Sanberg is a managing member) from exercising warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partner’s and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. As a result of the holdings specified in footnote (1) above, if the exercise caps were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 1 to have shared dispositive power over 15,992,796 shares.

(3)

RJB Partners LLC (of which Mr. Sanberg is managing member) is subject to voting caps in the Purchase Agreements and exercise caps in the warrants purchased pursuant to the Purchase Agreements. As a result of the holdings specified in footnote (1) above, if the voting caps and the exercise caps were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 1 to beneficially own 16,207,089 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(4)

Denominator is based on (i) 31,694,400 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Blue Apron Holdings, Inc., a Delaware corporation (the “Company”) in its Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on January 14, 2022, plus (ii) 357,143 shares of Class A Common Stock issued to RJB Partners in connection with the closing of the acquisitions of securities contemplated by the February 2022 Purchase Agreement, plus (iii) 5,381,130 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners LLC that would not exceed the exercise caps. As a result of the holdings specified in footnote (1) above, if the exercise caps were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 1 to beneficially own 39.2% of the Class A Common Stock.

CUSIP No. 09523Q 200

1	NAMES OF REPORTING PERSONS RJB Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,378,257 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,315,349 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,315,349 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Power is shared with its managing member, Joseph N. Sanberg. Reflects the voting caps in the Purchase Agreements, which require RJB Partners LLC and its affiliates under common control to vote all shares in excess of 19.9% of the Company’s outstanding voting securities in proportion with the Company’s other stockholders. As of the date hereof, RJB Partners LLC owns (i) 6,719,926 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 9,271,620 shares of Class A Common Stock. If the voting caps and the exercise caps discussed in footnote (2) below were not in place, RJB Partners LLC would be deemed for the purposes of this Amendment No. 1 to have shared voting power of 15,991,546 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(2)

Power is shared with its managing member, Joseph N. Sanberg. Reflects exercise caps in the warrants purchased pursuant to the Purchase Agreements, which prohibit RJB Partners LLC from exercising warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partner’s and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. As a result of the holdings specified in footnote (1) above, if the exercise caps were not in place, RJB Partners LLC would be deemed for the purposes of this Amendment No. 1 to have shared dispositive power over 15,991,546 shares.

(3)

RJB Partners LLC is subject to voting caps in the Purchase Agreements and exercise caps in the warrants purchased pursuant to the Purchase Agreements. As a result of the holdings specified in footnote (1) above, if the voting caps and the exercise caps were not in place, RJB Partners LLC would be deemed for the purposes of this Amendment No. 1 to beneficially own 15,991,546 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(4)

Denominator is based on (i) 31,694,400 shares of Class A Common Stock outstanding as of December 31, 2021, as reported by the Blue Apron Holdings, Inc., a Delaware corporation (the “Company”) in its Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on January 14, 2022, plus (ii) 357,143 shares of Class A Common Stock issued to RJB Partners in connection with the closing of the acquisitions of securities contemplated by the February 2022 Purchase Agreement, plus (iii) 5,381,130 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners LLC that would not exceed the exercise caps. As a result of the holdings specified in footnote (1) above, if the exercise caps were not in place, RJB Partners LLC would be deemed for the purposes of this Amendment No. 1 to own 38.7% of the Class A Common Stock.

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed on November 15, 2021 (the “Original 13D” and together with this Amendment No. 1, the “13D”). Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original 13D.

This Amendment No. 1 is being jointly filed by Joseph N. Sanberg and RJB Partners LLC (“RJB Partners”, and together with Mr. Sanberg, the “Reporting Persons”) in connection with the matters described in Item 4 hereof.

Item 3. Source and Amount of Funds or Other Consideration.

On February 14, 2022, in connection with the closing of the acquisitions of securities contemplated by the purchase agreement, dated as of February 14, 2022 (the “February 2022 Purchase Agreement” and together with the Purchase Agreement, the “Purchase Agreements”), by and between the Company and RJB Partners, RJB Partners paid $5,000,000 to acquire an aggregate of (i) 357,143 shares of Class A Common Stock; (ii) warrants to purchase 285,714 shares of Class A Common Stock at an exercise price of $15.00 per share (the “$15 Warrants”); (iii) warrants to purchase 142,857 shares of Class A Common Stock at an exercise price of $18.00 per share (the “$18 Warrants”); and (iv) warrants to purchase 71,429 shares of Class A Common Stock at an exercise price of $20.00 per share (the “$20 Warrants” and together with the $15 Warrants and the $18 Warrants, the “Warrants”), representing a per unit price of $14.00 for each share of Class A Common Stock and associated Warrants. The purchase price was funded with cash on hand.

Item 4. Purpose of Transaction.

February 2022 Purchase Agreement

On February 14, 2022, RJB Partners entered into the February 2022 Purchase Agreement with the Company pursuant to which, among other things, RJB Partners agreed to purchase from the Company for an aggregate purchase price of $5,000,000, (i) 357,143 shares of Class A Common Stock; (ii) warrants to purchase 285,714 shares of Class A Common Stock at an exercise price of $15.00 per share; (iii) warrants to purchase 142,857 shares of Class A Common Stock at an exercise price of $18.00 per share; and (iv) warrants to purchase 71,429 shares of Class A Common Stock at an exercise price of $20.00 per share, representing a per unit price of $14.00 for each share of Class A Common Stock and associated Warrants.

The warrants are exercisable until February 14, 2029 and the number of shares of Class A Common Stock issuable upon exercise of the Warrants are subject to adjustment on the terms and conditions of the warrants. Further, pursuant to the terms of the warrants, RJB Partners is prohibited from exercising the warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partner’s and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. The exercise limitation described in the foregoing sentence applies until the date that is 61 days after that certain Financing Agreement, dated as of October 16, 2020 (the “Financing Agreement”), by and among, Blue Apron, LLC, the Company and certain other subsidiaries of the Company party thereto as subsidiary guarantors, the lenders party thereto from time to time, and Blue Torch, as administrative agent and collateral agent for such lenders, as amended by that Amendment No. 1 to the Financing Agreement, dated as of November 19, 2020 and that Amendment No. 2 to Financing Agreement, dated as of May 5, 2021, is terminated and all amounts thereunder are fully paid or such earlier date as any required consent or waiver under the Financing Agreement is obtained. The exercise limitation applies first to the warrants with the highest exercise price.

The February 2022 Purchase Agreement contains a voting agreement and a customary three-year standstill each with the same terms and conditions as the Purchase Agreement, which was described in and filed as Exhibit A to the Original 13D. The descriptions of the voting agreement and standstill and Exhibit A of the Original 13D are incorporated by reference herein.

In addition, pursuant to the terms of the February 2022 Purchase Agreement, on the earliest of (i) February 14, 2023, (ii) within 30 days of the date requested by RJB Partners and (iii) such other date as mutually agreed by the Company and RJB Partners, the Company agreed to register for resale the shares of Class A Common Stock acquired by RJB Partners pursuant to the February 2022 Purchase Agreement and the shares of Class A Common Stock issuable upon exercise of the warrants acquired by RJB Partners pursuant to the February 2022 Purchase Agreement, in each case, in a registration statement filed by the Company for the offer and sale of Class A Common Stock by the Company, subject to specified conditions and limitations.

The foregoing description is qualified in its entirety by the full text of the February 2022 Purchase Agreement and the Warrants, which are attached as Exhibit A, Exhibit C, Exhibit D and Exhibit E to this Amendment No. 1 and are incorporated by reference herein.

February 2022 Registration Rights Agreement

On February 14, the Company entered into a registration rights agreement (the “February 2022 Registration Rights Agreement”) with RJB Partners. The February 2022 Registration Rights Agreement requires the Company to, among other things, file a resale shelf registration statement on behalf of RJB Partners on the earliest of (i) February 14, 2023, (ii) within 30 days of the date that RJB Partners requests the Company to make such filing and (iii) such other date as mutually agreed by the Company and RJB Partners. The February 2022 Registration Rights Agreement contains the same terms and conditions as the Registration Rights Agreement, which was described in and filed as Exhibit B to the Original 13D. The descriptions of the terms and conditions of the Registration Rights Agreement and Exhibit B of the Original 13D are incorporated by reference herein.

The foregoing description is qualified in its entirety by the full text of the February 2022 Registration Rights Agreement, which is attached as Exhibit B to this Amendment No. 1 and is incorporated herein by reference.

Mr. Sanberg has developed a relationship with certain officers and directors of the Company and may engage in discussions from time to time with the Company regarding recent developments and various other matters. Such matters may include, among other things, the Company’s business, strategy, management, governance, operations, prospects and potential transactions.

On February 14, 2022, RJB Partners proposed to the Company’s chief executive officer to acquire an additional $15,000,000 shares of Class A Common Stock at a price of $14.00 per share. RJB Partners’ proposal is conditioned on the Company using such proceeds to repay the indebtedness outstanding under the Financing Agreement and authorizing a stock buyback program for the Class A Common Stock.

The Reporting Persons acquired their interest in the Company for investment purposes and review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the nature and outcome of the discussions referred to above, the contractual restrictions in the Purchase Agreements (including the standstills therein), the Company’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Company) and/or the entirety of the Company or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Company) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Company.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth on rows 11 and 13 (and related footnotes) of each of the cover pages of this Amendment No. 1 and the description of the voting agreements and exercise caps set forth in Item 4 are incorporated herein by reference.

As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners (of which Mr. Sanberg is managing member) owns (i) 6,719,926 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 9,271,620 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. If the voting caps and the exercise caps were not in place, Mr. Sanberg would be deemed for the purposes of this Amendment No. 1 to beneficially own 16,207,089 shares (39.2%) and RJB Partners would be deemed for the purposes of this 13D to beneficially own 15,991,546 shares (38.7%) notwithstanding that the warrants are only entitled to voting rights upon exercise.

(b) The information set forth in rows 7 through 10 (and related footnotes) of each of the cover pages of this Amendment No. 1 and the description of the voting agreements and exercise caps set forth in Item 4 are incorporated herein by reference.

As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners (of which Mr. Sanberg is managing member) owns (i) 6,719,926 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 9,271,620 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. Voting and dispositive power of the shares and warrants held by RJB Partners and Aspiration Growth Opportunities II GP, LLC are deemed shared with Mr. Sanberg as the managing member thereof.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Class A Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Company set forth in Item 3 and Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A:	Purchase Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2022).

Exhibit B:	Registration Rights Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2022).

Exhibit C:	$15 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.

Exhibit D:	$18 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.

Exhibit E:	$20 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022		Joseph N. Sanberg

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg

Dated: February 15, 2022		RJB Partners LLC

	By:	/S/ Joseph N. Sanberg
Name: Joseph N. Sanberg
Title: Managing Member

EXHIBIT INDEX

Exhibit	Document Description

A:	Purchase Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2022).

B:	Registration Rights Agreement, dated as of February 14, 2022, by and between Blue Apron Holdings, Inc. and RJB Partners LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2022).

C:	$15 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.

D:	$18 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.

E:	$20 Warrant to Purchase Class A Common Stock, dated as of February 14, 2022.